

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 7, 2011

<u>Via Facsimile</u>
Daulat Nijjar
President
Dakota Gold Corp.
701 N. Green Valley Parkway, Suite 200
Henderson, NV 89074

>   **Re: Dakota Gold Corp.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed March 31, 2011**
>   **File No. 000-53630**

Dear Mr. Nijjar:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Reasons for the Reverse Stock Split</u>

<u>Anti-Takeover Effects, page 5</u>

1.   On page 6, you state that "[a]t this time, the Board plans to issue an unspecified number of shares of common stock from the effective increase in the number of [y]our authorized but unissued shares generated by the reverse stock split." Please advise us why you have not provided the information required by Item 11 of Schedule 14A (applicable to Schedule 14C pursuant to Item 1 thereof), including the financial statements and related information, in connection with this acquisition, if applicable. See Note A to Schedule 14A.

2.   For the periods prior to the reverse stock split and after the reverse stock split, please consider disclosing, in a table or other similar format, the number of shares of your common stock: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved.

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3453 if you have questions. If you require further assistance, please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor